TWO NEW EXCHANGE TRADED FUNDS ALLOW UNIQUE OIL
INVESTMENT STRATEGIES

http://exchangetradedfundinvesting.com/
Posted on Monday, December 11th, 2006 at 10:38 pm

Investors can now track the price of oil futures without buying oil futures through a new Exchange Traded Fund. (UCR), operated by Claymore Securities. The thing that makes this unique is that the ETF does not invest in the futures either. "We're not buying oil, but because we issue shares in pairs we can generate returns by pledging assets between the matching funds," said Greg Drake, managing director at Claymore Securities, in an interview.

In other words, promising assets between the pair alters the ETFs' share prices to synthetically reflect oil's movement. This makes it a lot easier for investors who would normally not go anywhere the futures market to get exposure to oil prices in their portfolio.

Think oil prices are going to drop? Well Claymore has you covered there too. Claymore also operates a fund (DCR) that is designed to provide positive returns to investors when the price of oil is falling. Using these two funds, investors have a number of ways to invest in oil prices and devise their own hedging strategies.

The fund trades in MacroShares. The MacroShares have a maturity of 20 years from the original offering date, but as with all ETFs investors can sell their shares throughout the trading day. If the shares move 85% away from their initial prices in either direction for three straight trading days, a termination is triggered. The shares then would distribute all assets back to shareholders at the end of the quarter, and Claymore would issue a new pair.

Therefore, investors in the Claymore MacroShares could lose most or all of their initial investment if oil prices move dramatically against them. How likely is this? If the initial shares were offered at $60 a barrel, that means oil prices over a period of 3 days would have to move about $51 up or down away the $60 buying price. Yes it is possible, but very unlikely.

How Are these Shares Different From Their Competitors?

The Claymore MacroShares are structured very differently from other oil-linked ETFs on the market such as U.S. Oil Trust (USO) which invests in oil futures and "rolls" the contracts to maintain exposure.

Barclays Global Investors manages an "exchange-traded note" called iPath Goldman Sachs Crude Oil Total Return ETN (OIL).

PowerShares Dynamic Oil & Gas Services Portfolio (PXJ) invests in shares of publicly traded energy companies.

Commodity ETFs that use futures, such as U.S. Oil Trust, can produce either positive or negative "roll return" based on the relationship between spot prices and longer-dated futures contracts. Any capital gains are passed to investors and are taxed as 60% long-term gains and 40% short-term gains.

Sometimes, futures prices are lower than the spot price for a commodity, a condition known as "backwardation." In the opposite situation, called "contango," investors experience a negative roll yield because futures prices are higher than spot prices. Claymore said its MacroShares won't experience either situation because they synthetically provide exposure to oil prices by pledging assets, and don't use futures.

So investors can invest in Claymore MacroShares by themselves or use Claymore with one of the other funds to create a hedge.

The options for investors are becoming greater and greater but the complexities are also increasing. Investors should become familiar with the vehicle they are investing in before money is committed. As ETFs move more and more into the commodity based areas, investors will have investment options never open to the middle of the road investor before.

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MACRO Securities Depositor, LLC, a Delaware limited liability company which is acting as the depositor for these trusts, has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, MACRO Securities Depositor, LLC, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free (800) 345-7999. You may also request a copy of the prospectus by accessing the Claymore MACROshares web site at www.claymoremacroshares.com.